

Tom Johnson · 3rd

Best practices comprise reasonable standards of care

Greater Minneapolis-St. Paul Area · Contact info

500+ connections

Qlean Tech Holdings, LLC

Hospitality Institute of Technology and...

Experience

Chief Manager

Qlean Tech Holdings, LLC · Full-time

May 2015 – Present · 6 yrs 5 mos

Greater Minneapolis-St. Paul Area

QTH owns Johnson Risk Solutions, LLC (JRS) , Johnson Diversified Products, Inc (JDP), Johnson Commercial Agents (JCA), Qlean Tech Enterprises (QTE) and Qlean Tech IP (QTIP) which in turn owns intellectual property in the form of a utility patent and trademarks pertaining to our "Pristine" water circuits that provide continuously STERILE potable water service to each point of flow in the circuit.

Board Member

NETZRO, SBC · Freelance

Sep 2019 – Present · 2 yrs 1 mo

Minneapolis, Minnesota, United States

Chief manager/founder

Qlean Tech Enterprises, LLC

Apr 2015 – Present · 6 yrs 6 mos

Minnesota

We were honored to have been named a winner of the Clean Tech Open Nationals in the Chemical & Advanced Materials Category in San Francisco on Feb 8th of 2017. This was on the heels of winning the Midwest Clean Tech Open in the Global Impact category on Friday, October 27th of 2016 (https://cleantechopen.org), and before that received the 20 ...see more

Qlean Tech Enterprises - General Deck; .pdf

Johnson Risk Solutions, LLC

39 yrs 10 mos

Independent Risk Advisor and HACCP Consultant

Oct 2014 – Present · 7 yrs

Greater Minneapolis-St. Paul Area, and the world

Formerly Johnson Diversified Products, Inc and its Johnson Risk Services, div, JRS, LLC is a consultant to numerous companies and individuals. These include global Goliath's, start-ups and SME's. Specialties include: expertise in all codes and standards pertaining to food, water, ice and beverage industries; deployment of electro-chemically activated systems t ...see more

Consultant

Jan 1993 – Oct 2016 · 23 yrs 10 mos

Various, nationwide

Food safety and regulatory compliance consultant. Specialties in commercial kitchen ventilation and fire suppression, advanced non-toxic water and hygiene systems, food safety technology and risk management within the context of HACCP and its PRP's. Voting member of several ANSI SDO's, including National Sanitation Foundation and UL. Clients ha ...see more

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President/CEO

Johnson Diversified Products, Inc.; Johnson Risk Services and Evolved Kitchens (divisions)

Jan 1994 – Jul 2015 · 21 yrs 7 mos

Mendota Heights, MN

1. CEO of a buy/sell wholesale speciality distributor of time/temp systems and advanced instrumentation and technology for food safety and risk management applications..
2. Principal protagonist for commercialization of electro-chemical activation (ECA) or dilute brine in U.S. food and beverage Industries, along with the cruise line and health ca ...see more

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Education

Hospitality Institute of Technology and Management
HACCP; prerequisite programs, sous vide, pasteurization, ROP and myriad preservation techniques
1995 – 1997

University of Saint Thomas - School of Business
Bachelor of Arts (B.A.), Marketing/Marketing Management; Mathematics/Quantitative Methods, HONORS/DEANS LIST
1972 – 1975

Volunteer experience

President of Board of Directors, two terms
Emergency Food Shelf Network
Jan 2004 – Jul 2009 · 5 yrs 7 mos
Social Services

Hunger relief organization serving (21) client agencies in the Twin Cities area. Oversaw consolidation for (3) facilities to a single facility during a period of rapid growth in services and needs.